Exhibit 99.1

TABLE OF CONTENTS

Financial Highlights and Summary	3	Business Segment Review (quarter over quarter)	18

Our Business and Business Drivers	5	Other Items Analysis	26

Financial Overview	7	Liquidity and Capital Resources	27

Business Highlights and Significant Facts & Developments	10	Consolidated Financial Position as at September 30, 2016 and December 31, 2015	29

Specific Items Included in Operating Income and Net Earnings	11	Near-Term Outlook	30

Supplemental Information on Non-IFRS Measures	15	Appendix - Financial Results for 9-Month Periods Ended September 30, 2016 and 2015	33

Financial Results for 3-Month Periods Ended September 30, 2016 and 2015	17	Unaudited Condensed Interim Consolidated Financial Statements	42

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following document is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2016 and 2015, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 10, 2016, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with information that Management believes is necessary for an understanding of Cascades' current results and to assess the Corporation’s future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not performance measures under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization (OIBD) as these are the measures used by Management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and should not be considered on its own or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a decline in available liquidity.

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the interest expense, or the cash requirements needed to service interest and principal payments on our debt.

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

Due to these limitations, OIBD should not be used as a substitute for net earnings or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings and a reconciliation of OIBD to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in “Supplemental Information on Non-IFRS Measures” section.

To provide more information for evaluating the Corporation’s performance, OIBD, operating income, net earnings, share of results of associates and joint ventures and cash flow from operating activities from continuing operations are also calculated on an adjusted basis which excludes specific items such as charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, some deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be less relevant to evaluating our performance, some of them may arise in the future and may reduce the cash available to us. Our definition of specific items may differ from those of other corporations.

2

TO OUR SHAREHOLDERS

CASCADES REPORTS 2016 THIRD QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $1,021 million
(compared to $998 million in Q2 2016 (+2%) and $1,026 million in Q3 2015 (stable))

•	Adjusted (excluding specific items)

◦	OIBD of $103 million
(compared to $112 million in Q2 2016 (-8%) and $134 million in Q3 2015 (-23%)

◦	Net earnings per common share of $0.32
(compared to $0.38 in Q2 2016 and $0.52 in Q3 2015)

•	As reported (including specific items)

◦	OIBD of $98 million
(compared to $112 million in Q2 2016 (-13%) and $122 million in Q3 2015 (-20%))

◦	Net earnings per common share of $0.21
(compared to $0.38 in Q2 2016 and $0.24 in Q3 2015)

•	Net debt of $1,625 million as at September 30, 2016 (compared to $1,664 million as at June 30, 2016) and net debt to adjusted OIBD ratio at 3.8x.

FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION1

(in millions of Canadian dollars, except per common share amounts)	Q3 2016	Q2 2016	Q3 2015

Sales	1,021	998	1,026
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	103	112	134
Operating income	55	65	89
Net earnings	30	35	49
per common share	$0.32	$0.38	$0.52
Margin (OIBD)	10.1%	11.2%	13.1%
As Reported
Operating income before depreciation and amortization (OIBD)	98	112	122
Operating income	50	65	77
Net earnings	20	36	22
per common share	$0.21	$0.38	$0.24
1 - Please refer to “Supplemental Information on Non-IFRS Measures" section.

3

SEGMENTED ADJUSTED OIBD 1

(in millions of Canadian dollars)	Q3 2016	Q2 2016	Q3 2015

Packaging Products
Containerboard	58	60	68
Boxboard Europe	9	17	14
Specialty Products	18	16	18

Tissue Papers	47	39	43

Corporate Activities	(29)	(20)	(9)
Adjusted OIBD	103	112	134
1 - Please refer to “Supplemental Information on Non-IFRS Measures" section.

Our third quarter results were in line with our forecasts for the period. Good execution by our North American operations helped counterbalance the weaker results generated by our European boxboard business during the quarter, which had been expected given the persistent challenging market conditions. On a consolidated basis, this translated into softer financial results year-over-year, consistent with the near-term outlook we provided when we disclosed our second quarter results in August. It is important to highlight that our performance this quarter also includes a total of $6 million of additional costs related to the fire at our Mississauga (Ontario) containerboard mill in August, and the ongoing initiatives we are taking to implement a new ERP platform, transform internal business processes and increase efficiency levels across our business.

Operationally, we are pleased with the overall productivity of our North American operations during the quarter, with all three business segments reporting slightly higher sales year-over-year, and the Tissue and Specialty Products groups also increasing the total number of tons shipped. Our Containerboard Packaging segment also increased capacity utilization by 1% to 96%, and when including paper sold to our associate companies, successfully increased its integration rate to 68% in the current period from 64% in the third quarter of 2015.

Moving to our financial performance, third quarter consolidated adjusted OIBD was down year-over-year, as expected, as a result of the continued weakness in Europe and a lower contribution from our Containerboard Packaging Group during the period. Partially offsetting this was a record performance from our Tissue Group, which generated an adjusted OIBD margin of 14% for the quarter, driven by good volume, a more favourable sales mix and successful implementation of the previously announced Consumer Products price increase in Canada beginning at the end of April. Our Specialty Products Group segment also had a good quarter, with a 7% increase in shipments and higher prices driving increased spreads in Recovery & Recycling activities. Lower adjusted OIBD from our Containerboard Packaging Group was in line with our forecasts, as higher input costs through the summer coupled with lower published containerboard index pricing put pressure on margins prior to the price increase announced in August, and which will be implemented beginning in the fourth quarter.

Lastly, we continued to follow through on our commitment to lower our debt, decreasing it by 2% or $39 million during the third quarter. As expected, our short-term weaker consolidated adjusted OIBD during the quarter resulted in our leverage ratio marginally increasing to 3.8x from 3.6x at the end of June. We expect this trend to be reversed as we improve our operational performance, reduce working capital, and continue to allocate free cash flow toward debt repayment.

MARIO PLOURDE
President and Chief Executive Officer
November 10, 2016

4

OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the company was founded by the Lemaire brothers who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. Fifty-two years later, Cascades is a multinational business with close to 90 operating facilities and 11,000 employees across Canada, the United States and Europe. The Corporation currently operates four business segments1:

•	Containerboard Packaging Group: 23 facilities generating $1,360 million in sales and $229 million in adjusted OIBD;

•	European Boxboard Group (through 57.7% ownership of Reno de Medici): 6 facilities generating $807 million in sales and $55 million in adjusted OIBD;

•	Specialty Products Group: 38 facilities generating $611 million in sales and $64 million in adjusted OIBD;

•	Tissue Papers Group: 20 facilities generating $1,308 million in sales and $158 million in adjusted OIBD.

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following:

EXCHANGE RATES	ENERGY COSTS
The average value of the Canadian dollar sequentially declined by 1% versus the US dollar and remained stable against the Euro in the third quarter of 2016. On a year-over-year basis, the average value of the Canadian dollar remained relatively stable during the quarter when compared to both the US dollar and the Euro.

The average price of natural gas during the quarter increased 44% sequentially and 2% compared to the same period last year. In the case of crude oil, the average price rose 8% compared to the previous quarter, and was 7% below the 2015 third quarter.

1 Sales and adjusted OIBD were calculated on a Last Twelve Months basis as at September 30, 2016.

5

HISTORICAL SELLING PRICES AND RAW MATERIAL COSTS

	2014	2015					2016			Q3 2016 vs. Q3 2015		Q3 2016 vs. Q2 2016
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Change	%	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	630	630	630	630	630	630	615	615	615	(15)	(2)%	—	—%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	575	563	560	560	545	557	518	515	505	(55)	(10)%	(10)	(2)%
Boxboard Europe (Euro/metric ton)
Recycled white-lined chipboard (GD2) index [1]	670	656	658	679	676	667	664	659	652	(27)	(4)%	(7)	(1)%
Virgin coated duplex boxboard (GC2) index [2]	1,093	1,061	1,061	1,061	1,061	1,061	1,049	1,044	1,043	(18)	(2)%	(1)	—%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (transaction)	698	700	700	700	735	709	735	725	725	25	4%	—	—%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	1,036	955	979	994	1,013	985	1,016	1,012	1,017	23	2%	5	—%
Parent rolls, virgin fibres (transaction)	1,264	1,228	1,244	1,259	1,279	1,252	1,273	1,273	1,287	28	2%	14	1%

Raw material costs (average)
RECYCLED PAPER
North America (US$/short ton)
Special news, No. 8 (ONP - Northeast average)	63	59	58	58	58	58	58	63	76	18	31%	13	21%
Old corrugated containers, No. 11 (OCC - Northeast average)	100	81	78	88	86	83	83	88	101	13	15%	13	15%
Sorted office papers, No. 37 (SOP - Northeast average)	155	158	155	150	137	150	138	142	153	3	2%	11	8%
Europe (Euro/metric ton)
Recovered paper index [3]	109	106	116	123	117	115	115	124	135	12	10%	11	9%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	1,025	995	980	967	945	972	943	980	998	31	3%	18	2%
Northern bleached hardwood kraft, mixed, Canada/US	856	843	873	880	880	869	873	847	842	(38)	(4)%	(5)	(1)%
Source: RISI and Cascades.

SENSITIVITY TABLE
Please refer to page 37 of the 2015 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income before depreciation and amortization (OIBD) relating to potential changes in the prices of our main products, costs of certain raw materials and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant.

1 The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2016.
2 The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2016.
3 The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been rebalanced as at January 1, 2016.

6

MANAGEMENT’s DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2015
Led by prior years efforts and initiatives, our 2015 adjusted operating results were the highest ever achieved on a comparable asset base as we benefited from favourable exchange rates, higher volumes and lower fibre costs. The first two quarters were challenging for our Tissue Papers activities given the ramp-up of two new sites in the US, destocking efforts and production downtimes for equipment maintenance and upgrades. However, this sector showed solid results in the second half as sales and operational improvement initiatives led to better profit margins. Our Containerboard Packaging Group improved its results with higher average selling prices and lower fibre costs, and the Greenpac mill continued to improve its performance and positively contributed to our net earnings. Our Boxboard Europe sector’s profitability decreased mainly because of higher raw material costs in this market and the absence of energy credits, while our Specialty Products Group achieved strong results compared to the prior year as a result of lower fibre costs and a favourable currency impact.

FINANCIAL OVERVIEW - 2016
Financial results for the first nine months of the year have benefited from improved overall results from our North American operations, with the Tissue Papers and Specialty Products groups generating good growth in both sales and adjusted OIBD. Offsetting this solid performance has been the persistent challenging market conditions faced by our Boxboard Europe operations, which have decreased this segments' contribution to our consolidated results. The Containerboard Packaging Groups' contribution to adjusted OIBD has been relatively stable compared to last year, as higher raw material and production costs have offset the potential beneficial impact from improved sales that stem from a more favorable product mix. This segment recently announced a price increase that will be implemented during the fourth quarter. Finally, we incurred higher corporate costs as we are accelerating our ERP system implementation and investing in business processes optimization.

For the 3-month period ended September 30, 2016, the Corporation posted net earnings of $20 million, or $0.21 per common share, compared to net earnings of $22 million, or $0.24 per common share, in the comparable period of 2015. On an adjusted basis, net earnings were $30 million during the period, or $0.32 per common share, compared to net earnings of $49 million or $0.52 per common share in 2015. Third quarter sales of $1,021 million decreased by $5 million, from $1,026 million in 2015. The Corporation recorded operating income of $50 million during the quarter, versus $77 million in 2015. Quarterly adjusted operating income amounted to $55 million versus $89 million in the prior year period (see the “Specific items included in operating income and net earnings” and “Supplemental Information on Non-IFRS Measures” sections for reconciliation of these amounts).

The Corporation generated net earnings of $131 million, or $1.38 per common share, for the 9-month period ended September 30, 2016, compared to net earnings of $11 million, or $0.12 per common share, in the same period of 2015. Adjusted net earnings for the 9-month totaled $99 million, or $1.05 per common share, an improvement compared to the adjusted net earnings of $90 million or $0.95 per common share in 2015. Sales totaled $3,022 million during the period, which represents a 5% or $136 million increase compared to sales of $2,886 million in 2015. The Corporation recorded operating income of $188 million during the first nine months of 2016 versus $166 million in 2015. Adjusted operating income stood at $179 million during the period compared to $189 million in 2015 (see the “Specific items included in operating income and net earnings” and “Supplemental Information on Non-IFRS Measures” sections for reconciliation of these amounts).

7

KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives, including the following:

	2014			2015					2016				LTM[9]
	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	287	277	1,104	268	282	296	268	1,114	277	284	294	855	1,123
Boxboard Europe	257	263	1,093	296	286	266	263	1,111	278	267	258	803	1,066
Specialty Products[2]	41	37	160	41	44	45	40	170	45	48	48	141	181
	585	577	2,357	605	612	607	571	2,395	600	599	600	1,799	2,370
Tissue Papers	153	144	567	136	154	162	146	598	143	158	163	464	610
Total	738	721	2,924	741	766	769	717	2,993	743	757	763	2,263	2,980

Integration rate[3]
Containerboard	53%	49%	52%	51%	49%	50%	54%	51%	52%	53%	54%	53%	53%
Tissue Papers	69%	69%	70%	68%	64%	64%	70%	67%	70%	65%	65%	67%	68%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	94%	90%	91%	91%	91%	95%	89%	92%	93%	93%	96%	94%	93%
Boxboard Europe	89%	91%	95%	101%	97%	91%	89%	94%	97%	92%	89%	92%	92%
Tissue Papers	100%	89%	93%	83%	90%	94%	90%	89%	87%	89%	93%	90%	90%
Consolidated total	93%	90%	93%	93%	93%	93%	89%	92%	93%	91%	93%	92%	92%
FINANCIAL
Return on assets[5]
Packaging Products
Containerboard	13%	13%	13%	15%	16%	18%	19%	19%	19%	19%	18%	18%	18%
Boxboard Europe	11%	10%	10%	10%	10%	10%	10%	10%	10%	10%	9%	9%	9%
Specialty Products	14%	13%	13%	14%	14%	15%	17%	17%	18%	19%	19%	19%	19%
Tissue Papers	13%	12%	12%	11%	11%	12%	13%	13%	15%	17%	17%	17%	17%
Consolidated return on assets	9.9%	9.4%	9.4%	9.7%	10.0%	10.8%	11.2%	11.2%	11.6%	11.9%	11.1%	11.1%	11.1%
Return on capital employed[6]	4.4%	4.1%	4.1%	4.4%	4.8%	5.5%	5.6%	5.6%	5.9%	6.1%	5.4%	5.4%	5.4%

Working capital[7]
In millions of $, at end of period	460	379	379	409	428	472	406	406	456	475	460	460	460
As a % of sales[8]	12.6%	12.3%	12.3%	11.9%	11.6%	11.3%	11.3%	11.3%	11.3%	11.4%	11.3%	11.3%	11.3%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Industrial Packaging shipments only.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard figures exclude manufacturing shipments from our North American boxboard operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.
5 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) adjusted OIBD/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.
6 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Starting in Q1 2015, it includes our investment in Greenpac on an LTM basis. Not adjusted for discontinued operations.
7 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of a disposal group classified as held for sale. Not adjusted for discontinued operations.
8 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of a disposal group classified as held for sale. Not adjusted for discontinued operations.
9 LTM (Last twelve months)

8

HISTORICAL FINANCIAL INFORMATION

	2014			2015					2016				LTM[3]
(in millions of Canadian dollars, unless otherwise noted)	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
Sales
Packaging Products
Containerboard	310	295	1,181	300	322	353	326	1,301	336	342	356	1,034	1,360
Boxboard Europe	193	196	841	216	202	205	202	825	219	197	189	605	807
Specialty Products	145	137	568	135	146	151	147	579	149	157	158	464	611
Inter-segment sales	(10)	(13)	(49)	(12)	(13)	(15)	(15)	(55)	(15)	(14)	(16)	(45)	(60)
	638	615	2,541	639	657	694	660	2,650	689	682	687	2,058	2,718
Tissue Papers	282	270	1,054	274	299	341	322	1,236	320	324	342	986	1,308
Inter-segment sales and Corporate activities	(11)	(6)	(34)	(3)	(6)	(9)	(7)	(25)	(6)	(8)	(8)	(22)	(29)
Total	909	879	3,561	910	950	1,026	975	3,861	1,003	998	1,021	3,022	3,997
Operating income (loss)
Packaging Products
Containerboard	34	23	108	39	41	58	32	170	40	46	44	130	162
Boxboard Europe	4	(1)	29	9	9	5	(51)	(28)	8	7	1	16	(35)
Specialty Products	8	(2)	6	5	9	6	11	31	9	16	12	37	48
	46	20	143	53	59	69	(8)	173	57	69	57	183	175
Tissue Papers	20	8	48	2	10	30	22	64	19	18	26	63	85
Corporate activities	(15)	(15)	(54)	(27)	(8)	(22)	(27)	(84)	(3)	(22)	(33)	(58)	(85)
Total	51	13	137	28	61	77	(13)	153	73	65	50	188	175
Adjusted OIBD[1]
Packaging Products
Containerboard	46	44	164	52	55	68	56	231	55	60	58	173	229
Boxboard Europe	14	14	72	17	19	14	13	63	16	17	9	42	55
Specialty Products	12	10	40	10	14	18	16	58	14	16	18	48	64
	72	68	276	79	88	100	85	352	85	93	85	263	348
Tissue Papers	32	21	96	15	23	43	38	119	34	39	47	120	158
Corporate activities	(11)	(7)	(32)	(9)	(8)	(9)	(19)	(45)	(13)	(20)	(29)	(62)	(81)
Total	93	82	340	85	103	134	104	426	106	112	103	321	425
Net earnings (loss)	(16)	(47)	(147)	(35)	24	22	(76)	(65)	75	36	20	131	55
Adjusted[1]	4	8	20	17	24	49	22	112	34	35	30	99	121
Net earnings (loss) per common share (in dollars)
Basic	$(0.17)	$(0.51)	$(1.57)	$(0.37)	$0.25	$0.24	$(0.81)	$(0.69)	$0.79	$0.38	$0.21	$1.38	$0.57
Basic, adjusted[1]	$0.04	$0.08	$0.21	$0.18	$0.25	$0.52	$0.23	$1.18	$0.35	$0.38	$0.32	$1.05	$1.28
Net earnings (loss) from continuing operations per basic common share (in dollars)	$(0.20)	$(0.23)	$(0.68)	$(0.39)	$0.27	$0.24	$(0.82)	$(0.70)	$0.79	$0.38	$0.21	$1.38	$0.56

Cash flow from continuing operations (excluding changes in non-cash working capital components)	82	71	244	35	70	110	107	322	56	107	68	231	338

Net debt[2]	1,640	1,613	1,613	1,691	1,693	1,741	1,721	1,721	1,684	1,664	1,625	1,625	1,625
US$/CAN$ - Average rate	$0.92	$0.88	$0.91	$0.81	$0.81	$0.76	$0.75	$0.78	$0.73	$0.78	$0.77	$0.76	$0.76
US$/CAN$ End of period rate	$0.89	$0.86	$0.86	$0.79	$0.80	$0.75	$0.72	$0.72	$0.77	$0.77	$0.76	$0.76	$0.76
EURO€/CAN$ - Average rate	$0.69	$0.70	$0.68	$0.72	$0.74	$0.69	$0.68	$0.70	$0.66	$0.69	$0.69	$0.68	$0.68
EURO€/CAN$ End of period rate	$0.71	$0.71	$0.71	$0.73	$0.72	$0.67	$0.67	$0.67	$0.68	$0.70	$0.68	$0.68	$0.68
Natural Gas Henry Hub - US$/mmBtu	$4.06	$4.00	$4.42	$2.98	$2.64	$2.77	$2.27	$2.67	$2.09	$1.95	$2.80	$2.28	$2.28

Sources: Bloomberg and Cascades.
1 See “Forward-looking statements and supplemental information on non-IFRS measures” on page 2.
2 Defined as total debt less cash and cash equivalents. Refer to “Supplemental information on non-IFRS measures” for a reconciliation of this amount for current and comparative periods.
3 LTM (Last twelve months)

9

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analyses of the Corporation’s 2016 and 2015 results.

BUSINESS ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING GROUP

•
On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades transferred equipment and its customer list from its Thompson plant, located in Connecticut. The Corporation also paid US$12 million ($15 million) to Rand-Whitney.

•
On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets and the transaction was closed on February 4, 2015. Results and cash flows are classified as discontinued operations.

SPECIALTY PRODUCTS GROUP

•	On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn, Maine. The plant closed on July 15, 2016.

TISSUE PAPERS

•
On May 13, 2016, in order to optimize its supply chain and to maximize its profitability, the Corporation decided to close its tissue converting operations located in its Toronto plant, Ontario, and transferred some of its assets to other facilities.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its 57.7%-owned subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combines the Corporation’s virgin and recycled boxboard activities in Europe, and is expected to generate greater synergy. Apart from higher non-controlling interest after the closing, no impact is recorded on the Corporation’s financial statements, as both entities had been fully consolidated prior to the transaction.

ii. On June 16, 2016, the Corporation announced construction of a new tissue converting plant in Scappoose, Oregon. The total investment is planned to reach US$64 million ($83 million). The facility will house three new state-of-the-art converting lines that are scheduled for commissioning at the end of the first quarter of 2017. The plant will manufacture virgin and recycled bathroom tissue products and paper hand towels for the Away from Home market. The plant will be supplied by the Cascades tissue papers plant located 12 kilometers away in St. Helens, generating substantial synergy.

iii. On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. The debt package includes a term loan and a revolving credit facility. This five-year agreement will allow the mill to reduce its financing costs by approximately 225 basis points, increasing its flexibility to successfully address future market fluctuations.

iv. On November 27, 2015, the Corporation entered into an agreement to acquire the 27% minority interest of Cascades Recovery that it did not currently own for a cash consideration of $32 million, payable over a 10-year period. This transaction consolidated the Corporations' leading position in the Canadian recovery and recycling sector.

v. On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extended the term of the facility to July 2019. The applicable pricing grid was slightly lowered to better reflect market conditions, while other existing financial conditions remained essentially unchanged.

vi. On May 19, 2015, the Corporation issued US$250 million ($305 million) in aggregate principal amount 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totalling $5 million. The refinancing of these notes reduces future interest expense by approximately US$6 million annually.

10

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS

The Corporation incurred some specific items in the first nine months of 2016 and 2015 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended September 30, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	44	1	12	26	(33)	50
Depreciation and amortization	13	8	6	16	5	48
Operating income (loss) before depreciation and amortization	57	9	18	42	(28)	98
Specific items:
Impairment charges	—	—	—	2	—	2
Restructuring costs	—	—	—	3	—	3
Unrealized loss (gain) on financial instruments	1	—	—	—	(1)	—
	1	—	—	5	(1)	5
Adjusted operating income (loss) before depreciation and amortization	58	9	18	47	(29)	103
Adjusted operating income (loss)	45	1	12	31	(34)	55

	For the 3-month period ended September 30, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	58	5	6	30	(22)	77
Depreciation and amortization	13	9	6	13	4	45
Operating income (loss) before depreciation and amortization	71	14	12	43	(18)	122
Specific items :
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	—	—	11	—	—	11
Restructuring gain	—	—	(5)	—	—	(5)
Unrealized loss (gain) on financial instruments	(2)	—	—	—	9	7
	(3)	—	6	—	9	12
Adjusted operating income (loss) before depreciation and amortization	68	14	18	43	(9)	134
Adjusted operating income (loss)	55	5	12	30	(13)	89

11

	For the 9-month period ended September 30, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	130	16	37	63	(58)	188
Depreciation and amortization	42	24	15	46	15	142
Operating income (loss) before depreciation and amortization	172	40	52	109	(43)	330
Specific items :
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversals)	2	—	(1)	4	—	5
Restructuring charges (gain)	(1)	2	1	7	—	9
Unrealized gain on financial instruments	—	—	—	—	(19)	(19)
	1	2	(4)	11	(19)	(9)
Adjusted operating income (loss) before depreciation and amortization	173	42	48	120	(62)	321
Adjusted operating income (loss)	131	18	33	74	(77)	179

	For the 9-month period ended September 30, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	138	23	20	42	(57)	166
Depreciation and amortization	40	25	16	39	13	133
Operating income (loss) before depreciation and amortization	178	48	36	81	(44)	299
Specific items :
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	—	1	11	—	—	12
Restructuring costs (gain)	—	1	(5)	—	2	(2)
Unrealized loss (gain) on financial instruments	(2)	—	—	—	16	14
	(3)	2	6	—	18	23
Adjusted operating income (loss) before depreciation and amortization	175	50	42	81	(26)	322
Adjusted operating income (loss)	135	25	26	42	(39)	189

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS
In the first nine months of 2016 and 2015, the Corporation recorded the following gains:

2016
In the second quarter, the Specialty Products Group recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine.

2015
In the third quarter, the Containerboard Packaging Group sold a warehouse in Québec City and recorded $1 million gain.

12

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS
In the first nine months of 2016 and 2015, the following impairment charges (reversals) and restructuring costs (gains) were recorded:

2016
In the third quarter, the Tissue Papers Group incurred impairment charges of $2 million related to the revaluation of some equipments following the closure of its Toronto converting plant in the second quarter. The Group also recorded a $3 million provision for an onerous lease as a consequence of the closure.

In the second quarter, the Containerboard Packaging Group recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. In the same quarter, the Group recorded a $2 million impairment charge on assets from the converting plant in Connecticut that were not part of the transfer in relation to the Rand-Whitney Newtown plant acquisition.

In the second quarter, the Boxboard Europe Group recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary.

In the second quarter, the Specialty Products Group recorded restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The Group also sold a piece of land related to a closed plant and recorded a $1 million reversal of impairment.

In the second quarter, the Tissue Papers Group incurred $4 million of severance costs following the transfer of the converting operations of the Toronto plant to other Tissue Papers Group sites. This transfer resulted in impairment charges of $2 million due to the revaluation of some equipments that were not transferred.

2015
In the third quarter, the Specialty Products Group reviewed the recoverable value of one of its plants and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts.

Also in the third quarter, the Specialty Products Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

In the second quarter, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustments totalling $1 million with respect to plants closed over the past few years.

Also in the second quarter, the Corporate Activities segment incurred $2 million in severance costs arising from reorganization of its activities.

DERIVATIVE FINANCIAL INSTRUMENTS
In the first nine months of 2016, the Corporation recorded an unrealized gain of $19 million (nil in the third quarter) on certain derivative financial instruments not designated for hedge accounting. This compares to an unrealized loss of $14 million in the same period of 2015 (loss of $7 million in the third quarter). The unrealized gain in the first nine months of 2016 is mainly attributable to foreign exchange contracts' fair value variation following the appreciation of the Canadian dollar at the end of the first quarter.

LOSS ON REFINANCING OF LONG-TERM DEBT

2015
Following refinancing of the Corporation’s 2020 unsecured senior notes during the second quarter of 2015, the Corporation recorded premiums of $13 million to repurchase and redeem notes prior to maturity. The Corporation similarly wrote off financing costs and discounts related to the redeemed notes for an amount totaling $6 million.

13

INTEREST RATE SWAPS

2015
In the first nine months of 2015, the Corporation recorded an unrealized loss of $1 million ($1 million unrealized loss in the third quarter) on interest rate swaps.

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first nine months of 2016, the Corporation recorded a gain of $35 million (loss of $7 million in the third quarter) on its US$-denominated debt and related financial instruments, compared to a loss of $68 million during the same period of 2015 (loss of $36 million in the third quarter). This is composed of a gain of $25 million in the period (loss of $7 million in the third quarter), compared to a loss of $59 million in same period of 2015 (loss of $29 million in the third quarter), on our US$-denominated long-term debt net of our net investment hedge in the U.S. and Europe and forward exchange contracts designated as hedging instruments, if any. It also includes a gain of $10 million in the period (nil in the third quarter), compared to a loss of $9 million in the same period of 2015 (loss of $7 million in the third quarter), on foreign exchange forward contracts not designated for hedge accounting.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2016
On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. The Corporations' share of the fees related to this debt refinancing amounted to $7 million. The Corporation also recorded an unrealized gain of $1 million on certain derivative financial instruments not designated for hedge accounting (nil for the third quarter).

2015
In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation’s participation in Boralex decreased to 20.29% from 27,43%, which resulted in a dilution gain of $15 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interest in Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totalling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded as a loss under share of results of associates and joint ventures in the consolidated statement of earnings.

In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation’s participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

Our share of results of associates and joint ventures also includes our share of unrealized gain or loss on financial instruments of associates and joint ventures. In the first nine months of 2015, we recorded an unrealized gain of $2 million ($2 million unrealized gain in the third quarter) related to our associate Greenpac.

DISCONTINUED OPERATIONS

2015
On December 11, 2014, the Containerboard Packaging Group announced that it had reached an agreement to sell its boxboard activities in North America to Graphic Packaging Holding Company for $45 million before selling price adjustments. In 2015, the Corporation recorded a loss of $4 million before related income tax of $1 million.

The Containerboard Packaging Group also recorded a $4 million gain in the first quarter of 2015 on the reversal of a post-employment benefit liability which was not part of the transaction, but settled as a consequence of the sale.

On June 30, 2014, the fine papers activities of the Specialty Products Group were sold to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The Corporation finalized the working capital selling price adjustment related to this transaction and recorded a $1 million gain in the second quarter of 2015. The Corporation also sold a piece of land that was not part of the transaction and recorded a $1 million reversal of impairment.

14

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Net earnings attributable to Shareholders for the period	20	22	131	11
Net earnings attributable to non-controlling interest	—	4	3	8
Provision for income taxes	9	13	43	17
Share of results of associates and joint ventures	(10)	(22)	(25)	(31)
Foreign exchange loss (gain) on long-term debt and financial instruments	7	36	(35)	68
Financing expense and interest expense on employee future benefits and loss on refinancing of long-term debt	24	24	71	93
Operating income	50	77	188	166
Specific items:
Gain on acquisitions, disposals and others	—	(1)	(4)	(1)
Impairment charges	2	11	5	12
Restructuring costs (gain)	3	(5)	9	(2)
Unrealized loss (gain) on derivative financial instruments	—	7	(19)	14
	5	12	(9)	23
Adjusted operating income	55	89	179	189
Depreciation and amortization	48	45	142	133
Adjusted operating income before depreciation and amortization	103	134	321	322

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS				NET EARNINGS PER COMMON SHARE[1]
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except amount per common share)	2016	2015	2016	2015	2016	2015	2016	2015
As per IFRS	20	22	131	11	$0.21	$0.24	$1.38	$0.12
Specific items:
Gain on acquisitions, disposals and others	—	(1)	(4)	(1)	—	$(0.01)	$(0.03)	$(0.01)
Impairment charges	2	11	5	12	$0.02	$0.08	$0.04	$0.08
Restructuring costs (gain)	3	(5)	9	(2)	$0.02	$(0.04)	$0.06	$(0.02)
Unrealized loss (gain) on derivative financial instruments	—	7	(19)	14	—	$0.05	$(0.15)	$0.11
Loss on refinancing of long-term debt	—	—	—	19	—	—	—	$0.15
Unrealized loss on interest rate swaps	—	1	—	1	—	$0.01	—	$0.01
Foreign exchange loss (gain) on long-term debt and financial instruments	7	36	(35)	68	$0.07	$0.34	$(0.31)	$0.63
Share of results of associates and joint ventures	—	(17)	6	(12)	—	$(0.15)	$0.04	$(0.10)
Included in discontinued operations, net of tax	—	—	—	(2)	—	—	—	$(0.02)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(2)	(5)	6	(18)	—	—	$0.02	—
	10	27	(32)	79	$0.11	$0.28	$(0.33)	$0.83
Adjusted	30	49	99	90	$0.32	$0.52	$1.05	$0.95
1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interest. Per share amounts in line item “Tax effect on specific items, other tax adjustments and attributable to non-controlling interest” only include the effect of tax adjustments.

15

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Cash flow from operating activities from continuing operations	90	89	194	147
Changes in non-cash working capital components	(22)	21	37	68
Depreciation and amortization	(48)	(45)	(142)	(133)
Net income taxes paid (received)	(2)	3	(10)	10
Net financing expense paid	38	29	85	85
Premium paid on long-term debt refinancing	—	—	—	13
Gain on acquisitions, disposals and others	—	1	5	1
Impairment charges and restructuring costs	(5)	(6)	(6)	(7)
Unrealized gain (loss) on financial instruments	—	(7)	19	(14)
Dividend received, employee future benefits and others	(1)	(8)	6	(4)
Operating income	50	77	188	166
Depreciation and amortization	48	45	142	133
Operating income before depreciation and amortization	98	122	330	299

The following table reconciles cash flow from operating activities from continuing operations with cash flow from operating activities from continuing operations (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities from continuing operations:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Cash flow from continuing operations	90	89	194	147
Changes in non-cash working capital components	(22)	21	37	68
Cash flow from continuing operations (excluding changes in non-cash working capital components)	68	110	231	215
Specific items, net of current income taxes if applicable:
Restructuring costs	—	—	9	3
Premium paid on long-term debt refinancing	—	—	—	13
Adjusted cash flow from continuing operations	68	110	240	231

The following table reconciles total debt and net debt with net debt on adjusted operating income before depreciation and amortization (adjusted OIBD) ratio:

(in millions of Canadian dollars)	September 30, 2016	December 31, 2015
Long-term debt	1,594	1,710
Current portion of long-term debt	36	34
Bank loans and advances	32	37
Total debt	1,662	1,781
Less : Cash and cash equivalents	37	60
Net debt	1,625	1,721
Adjusted OIBD on a last twelve months basis	425	426
Net debt / Adjusted OIBD ratio	3.8	4.0

16

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

SALES
Third quarter 2016 sales of $1,021 million decreased by $5 million compared to $1,026 million in the year-ago period. Lower sales volumes from our Boxboard Europe segment and our Containerboard Packaging segment on a same asset base negatively impacted sales by $10 million. This was partially offset by higher sales in our Tissue Paper and our Specialty Products segments, the latter of which saw Recovery and Recycling activities5 increase sales by $9 million compared to last year. The Canadian dollar recorded a thin appreciation compared to the US dollar and Euro on a combined basis year over year, which generated a $2 million decrease on sales.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated operating income of $50 million in the third quarter of 2016, $27 million below the $77 million reported in the same period of 2015 due, in part, to lower contributions from our Containerboard and Boxboard Europe segments. Higher depreciation expense mainly from our Tissue Papers Group due to recent investments, and higher Corporate Activities costs related to our accelerated ERP system implementation and business process re-engineering (totalling $2 million), decreased our operating income compared to last year. Corporate Activities costs also include expenses associated with a fire at our Containerboard Packaging mill in Mississauga, Ontario ($4 million). In Containerboard Packaging, higher production cost per ton due to sales mix, higher raw material, freight and maintenance costs as well as lower volume, all negatively impacted operating income during the period. These higher costs were partially offset by $7 million less of specific items being recorded during the third quarter of 2016 compared to the last year period (please refer to pages 11 to 14 for details), in addition to lower energy costs in our Boxboard Europe and Tissue Papers segments.

Adjusted operating income was $55 million in the third quarter of 2016, compared to $89 million in the same period of 2015 (see the “Supplemental Information on Non-IFRS Measures” and “Specific Items Included in Operating Income and Net Earnings” sections for reconciliations of these amounts).

The main variances in sales and operating income in the third quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

1,026
9
2
1
(2)
(5)
(10)
1,021
Sales Q3 2015
Recovery and Recycling[5]
Selling price & mix
Business Acq. and Closures
F/X CAN$
Other intercompany eliminations
Volume
Sales Q3 2016

77
45
12
134
2
2
1
(2)
(4)
(4)
(26)
103
(5)
(48)
50
Q3 2015 Operating income
Depreciation & amortization
Specific items
Q3 2015 OIBD 4
Selling price & mix
Energy
Recovery and Recycling 5
Business Acq. and Closures
F/X CAN$ 2
Raw materials 1
Volume
Other costs 3
Q3 2016 OIBD 4
Specific items
Depreciation & amortization
Q3 2016 Operating income

1 Raw materials: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastic and wood chips.
2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation’s Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by our non-Canadian subsidiaries OIBD translation into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation’s Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 37 of the 2015 Annual Report for further details).
3 Other costs: “Other costs” include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficienc and product mix changes.
4 OIBD: Adjusted (excluding specific items).
5 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of this segment. The results variations of this segment are presented globally and separately in the charts.

Operating income variance analyses by segment appear in each business segment review (please refer to pages 18 to 25).

17

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

US containerboard industry production and capacity utilization rate[1]	US containerboard inventories at box plants and mills[2]
US containerboard production totalled more than 9.0 million short tons during the third quarter of 2016, up 3% sequentially and 1% year-over-year. Since the beginning of the year, the industry has registered an average capacity utilization rate of 95%.

The average inventory level fell 5% sequentially and 8% year-over-year during the third quarter of 2016. At the end of September 2016, the inventory level stood at approximately 2.4 million short tons, 1% above the 10-year average, and representing 3.8 weeks of supply.

1 Source: RISI
2 Source: Fibre Box Association

Our Performance

The main variances in sales and operating income for the Containerboard Packaging Group in the third quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

5
(10)
8
356
353
Sales Q3 2015
Business
Acq. and Closures
Selling price & mix
Other
intercompany
eliminations
F/X CAN$
Volume
Sales Q3 2016

58
13
(3)
68
5
(1)
(4)
(10)
58
(1)
(13)
44
Q3 2015 Operating income
Depreciation & amortization
Specific items
Q3 2015 OIBD 4
Selling price & mix
F/X CAN$ 2
Business Acq. and Closures
Raw materials 1
Energy
Volume
Other costs 3
Q3 2016 OIBD 4
Specific items
Depreciation & amortization
Q3 2016 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred certain specific items in the third quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for reconciliation statements and further details.

18

Q3 2015	Q3 2016	Change in %

Shipments[1] ('000 s.t.)		-1%
296	294

Average Selling Price
(CAN$/unit)
1,197	1,212	1%
(US$/unit)
914	929	2%

Sales ($M)		1%
353	356

Operating income ($M)
(as reported)
58	44	-24%

(adjusted)		-18%
55	45

OIBD ($M)
(as reported)
71	57	-20%
% of sales
20%	16%

(adjusted)
68	58	-15%
% of sales
19%	16%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our interest in Greenpac is booked using the equity method, all transactions are treated as external.

Total shipments decreased by 1%, or 2,000 s.t., to 294,000 s.t. in the third quarter of 2016, compared to 296,000 s.t. in the same period of 2015. External mill shipments decreased by 6,000 s.t., or 5%, although the manufacturing capacity utilization rate rose 1%. This is explained by the greater number of tons shipped internally, which resulted in the mill integration rate increasing to 54% compared to 50% in the same period of last year. When including paper sold to our associated companies, the third quarter integration rate increased to 68% from 64% for the same period last year. On the converting side, shipments increased 2% or 4,000 s.t. from the year-ago period. Excluding the 7,000 s.t. of supplementary shipments stemming from the transaction concluded with US-based company Rand-Whitney (please refer to the “Business Highlights” section for further details) in the second quarter of 2016, shipments for the converting activities decreased by 2%.

The total average selling price went up by $15, or 1%, to $1,212 per s.t. in the third quarter of 2016, compared to $1,197 per s.t. in the same period of 2015. The average containerboard mill selling price decreased by 2%, in line lower market prices, while the average selling price of our corrugated products plants increased by 2%, a reflection of the price increases on converted products in Canada.

Containerboard Packaging Group’s sales increased by $3 million, or 1%, to $356 million in the third quarter of 2016, compared to $353 million in the same period of 2015. This reflects an increase of $3 million as a result of a greater proportion of converted products being sold and a $2 million increase related to a higher average selling price. The volume shortfall subtracted $2 million net of the impact of the transaction with Rand-Whitney.

Adjusted operating income stood at $45 million in the third quarter of 2016, compared to $55 million in the same period of 2015, a decrease of $10 million. This decrease is mainly explained by higher operation costs attributable in part to the greater proportion of converted products sold during the quarter, which increased operating costs by $5 million. Higher freight costs due to longer delivery distances, combined with higher labour, repair and maintenance and chemical costs denominated in Canadian dollars, collectively reduced adjusted operating income by another $5 million. Lastly, lower volume negatively impacted results by $4 million. On the positive side, the average selling price and mix denominated in Canadian dollars improved profitability by $5 million.

The Containerboard Packaging Group recorded a $1 million loss on certain derivative financial instruments not designated for hedge accounting in the third quarter of 2016, compared to a gain of $2 million recorded in the third quarter of 2015. In addition, a gain of $1 million was recorded in the year-ago period following the sale of a warehouse in Québec City.

Finally, the Corporation’s results include our share of results from our associate Greenpac2 mill (59.7%). On an adjusted basis, Greenpac contributed $6 million in both the third quarter of 2016 and the comparable period of 2015.

19

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European order inflow of coated boxboard1
In Europe, order inflows of white-lined chipboard (WLC) decreased 10% on a sequential, and 4% on year-over-year, basis. In the European countries where Reno De Medici is active, WLC prices fell 1% sequentially and 4% compared to the same period last year during the quarter. The declines in WLC price and order inflows during the third quarter were largely attributable to weak market conditions, the scheduled maintenance downtime in August and the summer holiday season. Folding boxboard order inflows decreased by 6% compared to the 2016 second quarter and 2% compared to the 2015 third quarter.

European coated recycled boxboard order inflow (White-lined chipboard (WLC) - 5-week moving average)	European virgin coated duplex boxboard order inflow (Folding boxboard (FBB) - 5-week moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe Group in the third quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

205
(7)
(9)
189
Sales Q3 2015
Business closures
Other intercompany eliminations
F/X CAN$
Volume
Selling price & mix
Sales Q3 2016

5
9
14
5
3
(2)
(2)
(9)
9
(8)
1
Q3 2015 Operating income
Depreciation & amortization
Specific items
Q3 2015 OIBD4
Other costs3
Energy
F/X CAN$2
Business closures
Raw materials1
Volume
Selling price & mix
Q3 2016 OIBD4
Specific items
Depreciation & amortization
Q3 2016 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred certain specific items in the third quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for reconciliation statements and further details.

20

Q3 2015	Q3 2016	Change in %

Shipments[1] ('000 s.t.)		-3%
266	258

Average Selling Price[2]
(CAN$/unit)
770	734	-5%
(Euro€/unit)
528	504	-5%

Sales ($M)		-8%
205	189

Operating income ($M)
(as reported)
5	1	-80%

(adjusted)		-80%
5	1

OIBD ($M)
(as reported)
14	9	-36%
% of sales
7%	5%

(adjusted)
14	9	-36%
% of sales
7%	5%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments decreased by 8,000 s.t. annually, or 3%, to 258,000 s.t. in the third quarter of 2016. This is entirely attributable to lower recycled boxboard shipments, which declined 8,000 s.t. or 3% to 224,000 s.t. during the period, while shipments of virgin boxboard remained stable. The decrease in shipments is mainly a reflection of the challenging economic environment in Europe.

The total average selling price of $734 per s.t. in the third quarter of 2016 declined by $36, or 5%, compared to the same period of 2015. This reflects a 5% decrease in the actual selling price in euro as the average currency exchange rate was unchanged. Due to lower demand, unfavourable geographic sales mix and the depreciation of the British pound, the average recycled boxboard selling price decreased by €26, or 5%, and the average virgin boxboard selling price declined by €28, or 4%, in the third quarter of 2016 compared to the same period of 2015. On a consolidated basis however, the average selling price decreased by a less pronounced €24 year-over-year, reflecting the greater proportion of higher priced virgin boxboard sold during the third quarter of 2016.

As a result, the Boxboard Europe Group sales decreased by $16 million, or 8%, to $189 million in the third quarter of 2016, from $205 million in the same period of 2015. The lower average selling prices in both sectors, as explained above, reduced sales by $9 million. Lower volumes in recycled boxboard activities reduced sales by an additional $7 million in the third quarter of 2016 versus the same period of 2015.

Adjusted operating income totaled $1 million in the third quarter of 2016, down from $5 million in the same period of 2015. The decrease is largely a result of a lower average selling price, as explained above, which reduced operating income by $9 million. Higher raw material costs and lower volumes similarly reduced operating income by an additional $2 million each. On the positive side, lower selling and production costs contributed $5 million to operating income levels, while lower energy costs added an additional $3 million to operating income during the period.

21

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - Fibre costs in North America [1]	Reference price - Uncoated recycled boxboard [1]
Brown grade recycled paper No.11 (old corrugated containers) prices were 17% higher both sequentially and year-over-year during the third quarter of 2016. This reflected lower material generation, and a combination of intense export demand from China and steady-to-strong domestic mill buying. White grade recycled paper No.37 (sorted office papers) prices increased by a respective 8% and 2% sequentially and year-over-year. Prices for recycled paper No.8 (special news) increased for a second consecutive quarter.
During the quarter, the average reference price for uncoated recycled boxboard remained stable sequentially, but rose 4% against the same period last year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products Group in the third quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

151
9
5
1
(1)
(7)
158
Sales Q3 2015
Recovery and Recycling 5
Volume
Other intercompany eliminations
Selling price & mix
F/X CAN$
Business closures
Sales Q3 2016

6
6
6
18
2
1
(1)
(2)
18
(6)
12
BE T3 2015
Amortissement
Spécifiques
BEAA T3 2015 4
Volume
Récupération et Recyclage 5
Devise $ CAN 2
Énergie
Fermeture d'entreprises
Prix de vente et assortiment
Matières premières 1
Autres coûts 3
BEAA T3 2016 4
Spécifiques
Amortissement
BE T3 2016

For Notes 1 to 5, see definitions on page 17.

The Corporation incurred certain specific items in the third quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for reconciliation statements and further details.

22

Q3 2015	Q3 2016	Change in %

Shipments[1] ('000 s.t.)		7%
45	48

Sales ($M)		5%
151	158

Operating income ($M)
(as reported)
6	12	100%

(adjusted)		—
12	12

OIBD ($M)
(as reported)
12	18	50%
% of sales
8%	11%

(adjusted)
18	18	—
% of sales
12%	11%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.
2 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of that segment.
The variations of this segment are presented globally and separately.

Shipments for the Specialty Products Group increased in all sectors, with the exception of the Recovery and Recycling activities. More specifically, shipments in the Industrial Packaging sector totaled 48,000 s.t. in the third quarter of 2016, an increase of 3,000 s.t., or 7%, compared to the 45,000 s.t. shipped in the same period of 2015.

Specialty Products Group’s sales increased by $7 million year-over-year to $158 million in the third quarter of 2016, with all sectors increasing sales. Higher selling prices in the Recovery and Recycling activities2 contributed an additional $9 million to sales from this sector, while higher volumes in all packaging sectors contributed an additional $5 million to sales. These increases more than offset the $7 million negative impact from the closure of the Auburn mill in the second quarter of 2016.

Adjusted operating income stood at $12 million in the third quarter of 2016, unchanged from the year-ago period. Higher spreads in the Recovery and Recycling activities2 provided benefits to operating income levels during the quarter, while improved volumes in all packaging sectors and the ensuing reduction in operating costs had a beneficial impact. These factors were counterbalanced by higher administrative, maintenance and raw material costs year-over-year.

In the third quarter of 2015, the Specialty Products Group reviewed the recoverable value of one of its plants and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Also in the third quarter of 2015, the Specialty Products Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation then acquired 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

23

TISSUE PAPERS

Our Industry

US tissue paper industry - production (parent rolls) and capacity utilization rate [1]	US tissue paper industry - converted product shipments [1]
During the third quarter of 2016, production of parent rolls amounted to 2.2 million tons, representing a 1% sequential decrease and a 2% increase compared to the same period last year. The average capacity utilization rate for the quarter stood at 93%, slightly down from the second quarter and the prior year level.

Shipments in the Away-from-Home market fell by 9% sequentially, but were up 3% year over year in the third quarter. Shipments in the Retail market rose by 2% compared to the previous quarter and the same period of 2015.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in the third quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

341
2
(1)
342
Sales Q3 2015
Volume
Business closures
Other intercompany eliminations
Selling price & mix
F/X CAN$
Sales Q3 2016

30
13
43
3
1
47
(5)
(16)
26
Q3 2015 Operating income
Depreciation & amortization
Specific items
Q3 2015 OIBD 4
Raw materials 1
Energy
Selling price & mix
Volume
F/X CAN$ 2
Business closures
Other costs 3
Q3 2016 OIBD 4
Specific items
Depreciation & amortization
Q3 2016 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred certain specific items in the third quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for reconciliation statements and further details.

24

Q3 2015	Q3 2016	Change in %

Shipments[1] ('000 s.t.)		1%
162	163

Average Selling Price
(CAN$/unit)
2,101	2,093	—
(US$/unit)
1,605	1,604	—

Sales ($M)		—
341	342

Operating income ($M)
(as reported)
30	26	-13%

(adjusted)		3%
30	31

OIBD ($M)
(as reported)
43	42	-2%
% of sales
13%	12%

(adjusted)
43	47	9%
% of sales
13%	14%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 1,000 s.t., or 1%, to 163,000 s.t. in the third quarter of 2016, compared to 162,000 s.t. in the same period of 2015. External manufacturing shipments of 53,000 s.t. remained stable in the third quarter of 2016, compared to the same period of 2015. Converting shipments increased by 1,000 s.t., or 1%, to 110,000 s.t. in the third quarter of 2016. The converted shipments increased mainly in Canada in both the Away-From-Home and the Consumer Products sectors.

The total average selling price decreased by $8, to $2,093 per s.t. in the third quarter of 2016, compared to $2,101 per s.t. in the same period of 2015. The average selling price was positively impacted by price increases in both the Away-From-Home and the Consumer Products sectors, but was partially reduced by price decreases in parent rolls and the impact of the slightly less favourable Canadian dollar exchange rate.

The Tissue Papers Group’s sales increased by $1 million, to $342 million in the third quarter of 2016, compared to $341 million in the same period of 2015. The increase in total sales reflects a $2 million positive impact from higher volume in Canada, which was partially offset by a $1 million negative impact due to the exchange rate.

Adjusted operating income of $31 million in the third quarter of 2016, increased slightly from the $30 million generated in the same period of 2015. This reflects a $ 3 million reduction in raw material costs as a result of less externally-sourced parent rolls being used, combined with lower energy costs, which contributed an additional $1 million. These improvements were partially offset by $3 million of additional depreciation expenses in line with recent investments.

In the third quarter of 2016, the Tissue Papers Group incurred impairment charges of $2 million related to the revaluation of some equipment following the closure of its Toronto converting plant in the second quarter. As well, subsequent to this closure, a provision of $3 million related to an onerous lease contract was recorded in the third quarter of 2016.

25

CORPORATE ACTIVITIES

The operating income of 2016 include an unrealized gain of $19 million on financial instruments ($1 million unrealized gain in the third quarter) compared to a loss of $16 million in 2015 ($9 million loss in the third quarter). Our results include a $5 million foreign exchange loss realized ($1 million loss in the third quarter), mainly related to contracts, versus no comparable impact in 2015 ($1 million gain in the third quarter).

In 2016, activities related to our ERP system and business process re-engineering increased our costs, compared to 2015. Indeed, we are implementing our ERP platform in twice as many plants compared to last year. As well, in 2015 we started the optimization of certain finance functions and in 2016 we started other initiatives such as freight and logistics and procurement processes in order to reduce our future costs. Going forward, these actions should require average quarterly investments of approximately $7 million per quarter which should be completed by the end of 2017.

Our 2016 results also include a $4 million loss ($4 million loss in the third quarter) related to a fire which occurred at our Mississauga, Ontario, containerboard mill in early July. On the other hand, our 2015 results included $4 million ($1 million in the third quarter) of insurance reimbursements related to the 2014 fire at our Niagara Falls, NY, containerboard mill.

STOCK-BASED COMPENSATION EXPENSE
In the first nine months of 2016, share-based compensation expense recognized in the Corporate Activities results amounted to $3 million ($3 million in the third quarter), compared to $5 million in 2015 ($3 million in the third quarter). For more details on stock-based compensation please refer to Note 19 of the financial statements in our 2015 Annual Report.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense increased by $9 million to $142 million in the first nine months of 2016 ($48 million in the third quarter) from $133 million in the same period of 2015 ($45 million in the third quarter). Impairment charges recorded in the last twelve months decreased depreciation and amortization expense for 2016, but were more than offset by capital investments completed during the same period and the depreciation of the Canadian dollar. The 5% depreciation of the Canadian dollar, against both the U.S. dollar and the euro, increased the depreciation expense by $2 million in the first nine months of 2016, compared to the same period of 2015. As a result of its recently completed property, plant and equipment projects, depreciation and amortization expense of the Tissue Papers Group increased by $7 million in the first nine months of 2016 compared to the same period of 2015.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $3 million to $71 million in the first nine months of 2016 ($24 million in the third quarter), compared to $74 million in the same period of 2015 ($24 million in the third quarter). The 5% depreciation of the Canadian dollar, against both the U.S. dollar and the euro, increased the interest expense by $2 million in the first nine months of 2016 compared to the same period of 2015. This was more than offset by the 2015 refinancing of senior notes at lower interest rates (see the “Business Highlights” section for more details), which decreased our interest expense by approximately $3 million in the first nine months of 2016 compared to the same period of 2015. Our lower net indebtedness also contributed to reduce interest expense.

Interest expense on employee future benefits obligations stood at $4 million in the first nine months of 2016 ($1 million in the third quarter) compared to $5 million in the same period of 2015 ($2 million in the third quarter). Good investment returns in 2015 slightly reduced the interest expense on employee future benefits.

PROVISION FOR INCOME TAXES
In the first nine months of 2016, the Corporation recorded an income tax provision of $43 million, for an effective tax rate of 24%, compared to $17 million in the same period of 2015. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, are calculated at the capital gains rate.

The Corporation’s share of results for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity for tax purposes. As such, income taxes at the United States statutory tax rate are fully integrated into each partner’s consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac’s net earnings.

26

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 26.3% in the first nine months of 2016.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 20.15% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major producer of electricity and whose core business is the development and operation of power stations that generate renewable energy, with operations in the Northeastern United States, Canada and France. To finance its acquisition of Enel Green Power France SAS in December 2014, Boralex issued common shares in January 2015, which diluted our participation from 34.23% to 27.44%. In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation’s participation in Boralex further decreased from 27.43% to 20.29%.

We also record our 59.7% share of the results of our associate Greenpac mill. In the first nine months of 2016, adjusted, Greenpac had a $17 million positive contribution ($6 million in the third quarter) compared to a $14 million contribution in the same period of 2015 ($6 million in the third quarter). No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the “Provision for income taxes” section above for more details). For more information on specific items, please refer to section “Specific items included in operating income and net earnings”.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $194 million of operating cash flow in the first nine months of 2016 ($90 million generated in the third quarter), compared to $147 million generated in the same period of 2015 ($89 million generated in the third quarter). Changes in non-cash working capital components used $37 million in liquidity in the first nine months of 2016 ($22 million generated in the third quarter), compared to $68 million used in the same period of 2015 ($21 million used in the third quarter). The first half of the year normally requires cash for working capital purposes due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payments of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year in preparation for the summer. Higher sales in the last month of the third quarter of 2016 increased the amount of the working capital at the end of the period. As at September 30, 2016, working capital as a percentage of LTM sales stands at 11.3% compared to this same percentage as at December 31, 2015.

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood at $231 million in the first nine months of 2016 ($68 million in the third quarter), compared to $215 million in the same period of 2015 ($110 million in the third quarter). It also includes payments of premiums on the long-term debt refinancing of $13 million in 2015. This cash flow measurement is significant to the Corporation’s pursuit of its capital expenditure program and efforts to reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities required total cash resources of $123 million in the first nine months of 2016 ($16 million in the third quarter), compared to $115 million in the same period of 2015 ($31 million in the third quarter). Capital expenditure payments accounted for $125 million in the first nine months of 2016 ($23 million in the third quarter) compared to $113 million in the same period of 2015 ($31 million in the third quarter). An additional $15 million has been invested in 2016 for the business acquisition of the Rand-Whitney plant located in Newtown, Connecticut (please refer to “Business Highlights” section for more details).

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first nine months of 2016 amounted to $125 million ($23 million in the third quarter), compared to $113 million in the same period of 2015 ($31 million in the third quarter). New capital expenditure projects in 2016 amounted to $133 million ($33 million in the third quarter), compared to $102 million in the same period of 2015 ($31 million in the third quarter). The remaining amounts are related to the variation in purchases of property, plant and equipment included in “Trade and Other Payables” and to capital-lease acquisitions and other debt financing.

27

New capital expenditure projects by sector were as follows (in $M):

The major capital projects that were initiated, are in progress or were completed in the third quarter of 2016 are as follows:

CONTAINERBOARD PACKAGING GROUP

•	Completion of the investment in the project at Drummondville, Québec, which started as planned in January 2016.

•	Installation of a new water pulp process, which will increase our return on wood-chips and reduce chemical usage and atmospheric emissions at our Cabano, Québec, mill.

•	A new rotary equipment a our Winnipeg, Manitoba, converting plant, permitting greater efficiency and capacity.

BOXBOARD EUROPE

•
Rebuild of the middle layer and post drying section of the equipment at out Arnsberg, Germany, which will allow for a production capacity increase, better efficiency and savings throughout the production process.

SPECIALTY PRODUCTS GROUP

•	A new sorting line for the collection of household and commercial recyclable materials for our Ottawa, Ontario, recovery facility.

TISSUE PAPERS GROUP

•	Investments were made for the new tissue converting plant in Scappoose, Oregon. Please refer to the “Significant Facts and Developments” section for more details.

•	Upgrade of our equipment at our Wagram, North Carolina, converting plant.

INVESTMENTS IN INTANGIBLE AND OTHER ASSETS & IN ASSOCIATES AND JOINT VENTURES

Investments in intangible and other assets and in associated and joint ventures generated $14 million in the first nine months of 2016 ($6 million generated in the third quarter), compared to $5 million used in the same period of 2015 ($2 million used in the third quarter).

In the first nine months of 2016, we received amount from our associate company Greenpac related to its bridge loan from the Corporation and to management fees due to the Corporation. As well, we collected an amount in trust no longer required. We also received payments for property, plant and equipment sold related to plants closed previously. All these amounts received were partly offset by the investments made for the modernization of our financial information system to an ERP information technology system and for softwares to support our business process reengineering.

In the first nine months of 2015, we made investments for the modernization of our financial information system to an ERP information technology system and for softwares to support our business process reengineering.

28

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Including the $12 million in dividends paid out in the first nine months of 2016 ($4 million in the third quarter), financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $92 million in liquidity ($66 million in the third quarter), compared to $59 million required ($45 million in the third quarter) in the same period of 2015.

In the first nine months of 2016, Cascades purchased for cancellation 1,047,243 common shares (146,000 in the third quarter) at an average price of $8.61 ($8,99 in the third quarter) representing an aggregate amount of $9 million ($1 million in the third quarter). We also issued 183,329 common shares for $1 million in the first nine months of 2016 following options that were exercised and we also paid dividends to non-controlling interests of Reno de Medici for a total amount of $1 million in the second quarter of 2016.

DEBT REFINANCING
On May 19, 2015, the Corporation issued US$250 million ($305 million) in aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes, as well as fees and expenses in connection with the offering and the tender offer totaling $5 million.

Issuance proceeds and the credit facility were used as follows:

(in millions of Canadian dollars)	2015
Debt issuance	305
Offering and tender offer fees	(5)
Refinanced debt repurchase	(305)
Premium paid on refinanced debt	(13)
Increase of credit facility	18

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019, and that the applicable pricing grid is slightly lowered to better reflect market conditions. Other existing financial conditions remained essentially unchanged.

CONSOLIDATED FINANCIAL POSITION
AS AT SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	September 30, 2016	December 31, 2015
Cash and cash equivalents	37	60
Working capital[1]	460	406
As a % of sales[2]	11.3%	11.3%
Bank loans and advances	32	37
Current portion of long-term debt	36	34
Long-term debt	1,594	1,710
Total debt	1,662	1,781
Net debt (total debt less cash and cash equivalents)	1,625	1,721
Equity attributable to Shareholders	947	867
Non-controlling interest	94	96
Total equity	1,041	963
Total equity and net debt	2,666	2,684
Ratio of net debt/(total equity and net debt)	61.0%	64.1%
Shareholders' equity per common share (in dollars)	$10.02	$9.09
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

29

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in the first nine months of 2016 are shown below (in millions of dollars), with the applicable financial ratios included (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures):

426	Adjusted OIBD (last twelve months)	425
4.0	Net debt/Adjusted OIBD	3.8

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Capital expenditures for 2016 have been budgeted at $186 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at September 30, 2016, the Corporation had $550 million (net of letters of credit in the amount of $13 million) available through its $750 million credit facility.

NEAR-TERM OUTLOOK

In the short term, operational results through the end of 2016 are expected to reflect year-end seasonality in tissue and containerboard. In addition, we anticipate continued weakness from our European operations as a result of the ongoing challenging market dynamics that are expected to impact both volume and pricing levels. We expect only a marginal benefit from the containerboard price increase to be realized in the fourth quarter due to timing of its implementation, with more measurable benefits beginning in the first quarter of 2017. Regarding costs, greater generation of recycled material following the end of summer vacations should translate into positive market dynamics on the supply side, while energy prices are expected to remain stable. We expect the initiatives we are taking toward modernizing our IT and business process platforms to have a total average quarterly cost of approximately $7 million through the end of 2017. These initiatives, coupled with other strategic and repositioning investments, are at the heart of our commitment to improve efficiency, execution, productivity and overall performance. We continue our efforts to reduce debt, as evidenced by the 2% reduction in our debt levels during the quarter. Going forward, we expect our leverage ratio to continue improve as we remain focused on achieving our objective to lower our leverage ratio to 3.5x - 3.0x by allocating a significant portion of our free cash flow towards debt repayment.

At the same time, looking ahead to 2017, we remain intently focused on improving our operational competitiveness through strategic investments and the successful implementation of our strategic action plan. Central to this will be continuing to increase our integration rates in tissue and containerboard, maximizing our capacity utilization, and being disciplined in our capital allocation and execution.

CAPITAL STOCK INFORMATION

SHARE TRADING
Cascades' stock is traded on the Toronto Stock Exchange under the CAS ticker. From January 1, 2016 to November 10, 2016, Cascades' share price fluctuated between $7.72 and $13.65. During the same period, 40.0 million Cascades' shares were traded on the Toronto Stock Exchange. On November 10, 2016, Cascades shares closed at $12.31. This compares to a closing price of $9.98 on the same day last year.

30

SHARE OUTSTANDING
As at September 30, 2016, the Corporation’s issued and outstanding capital stock consisted of 94,447,009 common shares (95,310,923 as at December 31, 2015), and 5,173,043 issued and outstanding stock options (5,262,796 as at December 31, 2015). In the first nine months of 2016, the Corporation repurchased for cancellation 1,047,243 common shares, and 183,329 options were exercised. As at November 10, 2016, issued and outstanding capital stock consisted of 94,508,425 common shares and 5,111,627 stock options.

NORMAL COURSE ISSUER BID PROGRAM
The current normal course issuer bid enables the Corporation to purchase for cancellation up to 1,907,173 common shares between March 17, 2016 and March 16, 2017. During the period from March 17, 2016 to November 10, 2016, Cascades purchased and canceled 902,738 common shares at a weighted average price of $8.66 per common share, representing an aggregate amount of approximately $7.8 million.

DIVIDEND POLICY
On November 10, 2016, Cascades' Board of Directors declared a quarterly dividend of $0.04 per share to be paid on December 2, 2016, to shareholders of record at the close of business on November 25, 2016. This $0.04 per share dividend is in-line with the previous quarter and the same quarter last year. On November 10, 2016, dividend yield was 1.3%.

	2014		2015				2016
TSX Ticker: CAS	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Common shares outstanding (in millions) [1]	94.1	94.2	94.2	94.4	94.5	95.3	95.4	94.5	94.4
Closing price [1]	$6.15	$7.02	$7.63	$7.15	$8.61	$12.71	$8.57	$9.15	$12.83
Average daily volume [2]	230,992	195,746	171,939	121,917	123,487	218,204	291,483	166,510	118,987
Dividend yield [1]	2.6%	2.3%	2.1%	2.2%	1.9%	1.3%	1.9%	1.7%	1.2%
1 On the last day of the quarter.
2 Average daily volume on the Toronto Stock Exchange.

CASCADES' SHARE PRICE FOR THE PERIOD STARTING OCTOBER 1, 2013 TO SEPTEMBER 30, 2016

31

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For all the details for this section, please refer to page 49 of the unaudited condensed interim consolidated financial statements.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings,” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at September 30, 2016.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at September 30, 2016, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date.

During the three-month period ended September 30, 2016, there were no changes in the Corporation’s ICFR that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks arising from changes in the selling prices of its principal products, the cost of raw materials, interest rates and foreign currency exchange rates, all of which could have an impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, and not for speculative investment purposes.

Pages 72 to 80 of our Annual Report for the year ended December 31, 2015, contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Please refer to our Annual Report for further details.

32

APPENDIX
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
FINANCIAL RESULTS FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

SALES
Sales increased by $136 million, or 5%, to $3,022 million in the first nine months of 2016, compared to $2,886 million in the same period of 2015. The 5% average depreciation of the Canadian dollar against both the U.S. dollar and the euro accounts for $96 million of this increase. Higher average selling prices, mainly in our Containerboard and Tissue Papers segments, added an additional $24 million to sales levels. Higher volumes, mainly in Specialty Products and Tissue Papers, provided $6 million of additional sales. Finally, our Recovery and Recycling activities5 also increased sales by $18 million.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation’s operating income increased by $22 million to $188 million in the first nine months of 2016, compared to $166 million in the same period of 2015. Specific items recorded during the period (please refer to section “Specific Items Included in Operating Income and Net Earnings” for more details) increased operating income by $32 million, but this effect was partly offset by a $9 million increase in depreciation and amortization that stems mainly from important projects recently completed in the Tissue Papers Group. Higher average selling prices, mainly in Tissue and Containerboard activities, contributed $24 million to operating income, while lower energy costs added $18 million, and a 5% depreciation of the Canadian dollar against both the U.S. dollar and the euro added another $5 million. Partially offsetting these benefits were higher Corporate Activities costs resulting from increased implementation expenses related to our ERP systems and business process re-engineering ($3 million) and costs stemming from a fire at our Containerboard Packaging mill in Mississauga, Ontario ($4 million). Additionally, a different products mix sold compared to the first nine months of 2015 led to higher production and logistics costs and impacted operating incomes from the Containerboard and Tissue Papers divisions.

Adjusted operating income stood at $179 million in the first nine months of 2016, compared to $189 million in the same period of 2015 (see the “Supplemental Information on Non-IFRS Measures” and “Specific Items Included in Operating Income and Net Earnings” sections for reconciliations of these figures).

The main variances in sales and operating income in the first nine months of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

2,886
96
24
18
6
5
(13)
3,022
Sales Q3 2015 YTD
F/X CAN$
Selling price & mix
Recovery and Recycling 5
Volume
Business Acq. and Closures
Other intercompany eliminations
Sales Q3 2016 YTD

166
133
23
322
24
18
5
4
3
1
(4)
(52)
321
9
(142)
188
Q3 2015 YTD Operating income
Depreciation & amortization
Specific items
Q3 2015 YTD OIBD 4
Selling price & mix
Energy
F/X CAN$ 2
Recovery and Recycling 5
Volume
Business acq.and closures
Raw materials 1
Other costs 3
Q3 2016 YTD OIBD 4
Specific items
Depreciation & amortization
Q3 2016 YTD Operating income

For Notes 1 to 5, see definitions on page 17.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 34 to 41).

33

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Performance (Q3 2015 YTD vs. Q3 2016 YTD)

The main variances in sales and operating income for the Containerboard Packaging Group in the first nine months of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

975
31
17
12
(1)
1,034
Sales Q3 2015 YTD
Selling price & mix
F/X CAN$
Business Acq. and Closures
Other intercompany eliminations
Volume
Sales Q3 2016 YTD

138
40
(3)
175
31
3
2
(1)
(15)
(22)
173
(1)
(42)
130
Q3 2015 Operating income
Depreciation & amortization
Specific items
Q3 2015 YTD 4
Selling price & mix
Energy
F/X CAN$ 2
Business Acq. and Closures
Volume
Raw materials 1
Other costs 3
Q3 2016 YTD 4
Specific items
Depreciation & amortization
Q3 2016 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first nine months of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

34

Q3 2015 YTD	Q3 2016 YTD	Change in %

Shipments[1] ('000 s.t.)		1%
846	855

Average Selling Price
(CAN$/unit)
1,153	1,209	5%
(US$/unit)
915	914	—

Sales ($M)		6%
975	1,034

Operating income ($M)
(as reported)
138	130	-6%

(adjusted)		-3%
135	131

OIBD ($M)
(as reported)
178	172	-3%
% of sales
18%	17%

(adjusted)
175	173	-1%
% of sales
18%	17%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our interest in Greenpac is booked using the equity method, all transactions are treated as external.

Shipments increased by 9,000 s.t. to 855,000 s.t. in the first nine months of 2016, up 1% compared to 846,000 s.t. in the same period of 2015. Year-to-date external shipments from containerboard mills decreased by 12,000 s.t., or 4%. However the manufacturing capacity utilization rate rose by 2% during the period, as the integration rate increased to 53% from 50% last year. On the converting side, shipments increased 4%, or 21,000 s.t. compared to the prior year period. Excluding the 10,000 s.t. of shipments arising from the transaction completed with US-based company Rand-Whitney, converting activities shipments increased 2%. This performance compares to the increases of 3% in Canada and 2% in the US that were registered by the industry during the period.

Compared to prior year levels, the total average selling price went up by $56, or 5%, to $1,209 per s.t. in the first nine months of 2016. This reflects a 4% increase in the average selling price from containerboard corrugated product plants, offset by a 1% decrease in the average selling price from mills. In our primary sector, the negative impact of the decrease of the average selling price more than offset the weakening of the Canadian dollar. In our converting sector, price increased on converted products in Canada also as a consequence of the depreciation of the Canadian dollar.

As a result, sales from the Containerboard Packaging Group increased by $59 million, or 6%, year-over-year to $1,034 million in the first nine months of 2016. The 5% depreciation of the Canadian dollar added $17 million to sales and a higher percentage of converted products in the group’s product mix positively impacted sales by $15 million. The higher average selling price highlighted above added $16 million and, as well, the transaction completed with Rand-Whitney generated $12 million of additional sales.

Adjusted operating income totaled $131 million in the first nine months of 2016, a decrease of $4 million from the $135 million generated during the same period of 2015. This decrease is mainly explained by higher other production costs that reduced operating income by $22 million, and are attributable to a different mix of products sold, but also additional repair and maintenance expenses, higher chemical costs denominated in Canadian dollars, increased logistic costs associated with improved service, and higher labour and warehousing costs. Operating income also benefited from a better average selling price and mix denominated in Canadian dollars, which provided an additional $31 million, and lower energy costs and depreciation of the Canadian dollar, which added $3 million and $2 million to operating income, respectively. Operating income was negatively impacted by $15 million as a result of higher average raw material costs year-over-year, and was reduced by a further $2 million on higher depreciation expenses as a result of recent equipment modernization investments.

The Containerboard Packaging Group recorded a $1 million loss on certain derivative financial instruments not designated for hedge accounting in the first nine months of 2016, compared to a gain of $2 million recorded in the same period of 2015. In addition, a gain of $1 million was recorded in the year-ago period following the sale of a warehouse in Québec City.

Finally, the Corporation’s results include its share of results of its associate Greenpac2 mill (59.7%). In the first nine months of 2016, the $11 million positive contribution from Greenpac includes a charge of $6 million related to the debt refinancing completed in the second quarter of 2016 (please refer to the “Significant Facts and Developments” for more details). On an adjusted basis, the Greenpac mill contributed $17 million to the share of results of the corporation in the first nine months of 2016, slightly above the comparable $14 million positive contribution in the same period of 2015.

35

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Performance (Q3 2015 YTD vs. Q3 2016 YTD)

The main variances in sales and operating income generated by the Boxboard Europe Group in the first nine months of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

33
(16)
(35)
623
605
Ventes T3 2015 AAD
Devise $ CAN
Fermeture d'entrepsises
Autres éliminations intercompagnies
Prix de vente et assortiment
Volume
Ventes T3 2016 AAD

23
25
2
50
14
6
1
(4)
(9)
(16)
42
(2)
(24)
16
Q3 2015 YTD Operating income
Depreciation & amortization
Specific items
Q3 2015 YTD OIBD 4
Other costs 3
Energy
F/X CAN$ 2
Business closures
Raw materials 1
Volume
Selling price & mix
Q3 2016 YTD OIBD 4
Specific items
Depreciation & amortization
Q3 2016 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first nine months of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

36

Q3 2015 YTD	Q3 2016 YTD	Change in %

Shipments[1] ('000 s.t.)		-5%
848	803

Average Selling Price[2]
(CAN$/unit)
735	754	3%
(Euro€/unit)
523	511	-2%

Sales ($M)		-3%
623	605

Operating income ($M)
(as reported)
23	16	-30%

(adjusted)		-28%
25	18

OIBD ($M)
(as reported)
48	40	-17%
% of sales
8%	7%

(adjusted)
50	42	-16%
% of sales
8%	7%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments decreased by 45,000 s.t., to 803,000 s.t. in the first nine months of 2016, 5% below shipments of 848,000 s.t. in the same period of 2015. All this decrease in coming from the recycled boxboard activities and shipments stood at 679,000 s.t. in the first nine months of 2016, which represents a 6% decrease from shipments 724,000 s.t. in the year-ago period. The lower shipments are due to a delayed start of production at the beginning of January 2016, a slowdown in production in one of our German mills as a result of a major equipment improvement project, and the challenging overall economic environment in Europe. Shipments from virgin boxboard activities remained stable year-over-year at 124,000 s.t.

The total average selling price went up by $19, or 3% year-over-year, to $754 per s.t. in the first nine months of 2016, a reflection of the 5% average depreciation of the Canadian dollar against the euro. The average selling price in euros decreased by €12 to €511 in the first nine months of 2016, compared to €523 in the same period of 2015, due to lower demand, unfavourable geographic sales mix and the depreciation of the British pound. Compared to the year-ago period, the average selling price from recycled boxboard activities declined €13, or 3%, while the average selling price from virgin boxboard activities decreased €14, or 2%, in the first nine months of 2016. On a consolidated basis however, the average selling price decreased by a less pronounced €12 year-over-year, reflecting the greater proportion of higher priced virgin boxboard sold during the first nine months of 2016.

As a result, the Boxboard Europe Group sales decreased by $18 million, to $605 million in the first nine months of 2016, compared to $623 million in the same period of 2015. While the 5% average depreciation of the Canadian dollar against the euro increased sales by $33 million, lower volumes from recycled boxboard activities decreased sales by $35 million. The lower average selling price, as explained previously, accounted for the additional $16 million decrease in sales.

Adjusted operating income totaled $18 million in the first nine months of 2016, $7 million below the $25 million generated in the same period of 2015. This reflects a $16 million decrease as a result of the lower average selling price, a $9 million decrease due to lower volumes from our recycled boxboard activities, and a $4 million impact from higher material costs. Partially offsetting these were beneficial impacts of $14 million from lower selling and production costs, $6 million due to lower energy costs in France and Italy, and $1 million as a result of the 5% average depreciation of the Canadian dollar against the euro.

In the first nine months of 2016, the Boxboard Europe Group recorded $2 million of restructuring costs relating to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary. In the first nine months of 2015, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustments for an additional $1 million related to plant closures in past years.

37

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Performance (Q3 2015 YTD vs. Q3 2016 YTD)

The main variances in sales and operating income generated by the Specialty Products Group in the first nine months of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

432
19
18
10
(3)
(5)
(7)
464
Sales Q3 2015 YTD
Volume
Recovery and Recycling 5
F/X CAN$
Other intercompany eliminations
Selling price & mix
Business closures
Sales Q3 2016 YTD

20
16
6
42
5
4
2
1
1
1
(3)
(5)
48
4
(15)
37
Q3 2015 YTD Operating income
Depreciation & amortization
Spécific items
Q3 2015 YTD OIBD 4
Volume
Recovery and Recycling 5
F/X CAN$ 2
Raw materials 1
Energy
Business closures
Other costs 3
Selling price & mix
Q3 2016 YTD OIBD 4
Spécific items
Depreciation & amortization
Q3 2016 YTD Operating income

For Notes 1 to 5, see definitions on page 17.

The Corporation incurred some specific items in the first nine months of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

38

Q3 2015 YTD	Q3 2016 YTD	Change in %

Shipments[1] ('000 s.t.)		8%
130	141

Sales ($M)		7%
432	464

Operating income ($M)
(as reported)
20	37	85%

(adjusted)		27%
26	33

OIBD ($M)
(as reported)
36	52	44%
% of sales
8%	11%

(adjusted)
42	48	14%
% of sales
10%	10%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.
2 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of that segment.
The results variations of this segment are presented globally and separately.

Shipments in the Specialty Products Group increased in all packaging segments. More specifically, shipments in the Industrial Packaging segment increased by 11,000 s.t. to 141,000 s.t. in the first nine months of 2016, up 8% compared to shipments of 130,000 s.t. in the same period of 2015. On the other hand, our Recovery and recycling sector did incur a decrease in shipments2.

Specialty Products Group sales increased by $32 million, or 7% year-over-year, to $464 million in the first nine months of 2016. The majority of this increase is attributable to $18 million of additional sales from our Recovery and Recycling activities2 reflecting increased selling prices. The 5% depreciation of the Canadian dollar against the U.S. dollar contributed an additional $10 million to sales, while higher volumes in the packaging segments added $19 million. These factors more than offset the sales reductions stemming from the closure of the Auburn mill and lower average selling prices in the packaging segment due to product mix.

Adjusted operating income of $33 million in the first nine months of 2016, increased $7 million compared to the $26 million generated in the same period of 2015. The improvement reflects a $2 million benefit from the 5% depreciation of the Canadian dollar against the U.S. dollar, $4 million of incremental spread in Recovery and Recycling activities2, and $5 million of beneficial impact as a result of higher volumes in all packaging segments. These were partly offset by higher raw material costs in the Industrial Packaging segment, lower average selling prices in the packaging segment, and higher administrative expenses and maintenance costs.

In the second quarter of 2016, the Specialty Products Group recorded a $4 million gain on the sale of assets and restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The Group also sold a piece of land in the second quarter of 2016 related to a previously closed plant, and recorded a $1 million reversal of impairment.

In the first nine months of 2015, the Specialty Products Group reviewed the recoverable value of one of its plants and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Also in the first nine months of 2015, the Specialty Products Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation than acquired 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

39

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q3 2015 YTD vs. Q3 2016 YTD)

The main variances in sales and operating income generated by the Tissue Papers Group in the first nine months of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

914
36
23
13
986
Sales Q3 2015 YTD
F/X CAN$
Volume
Selling price & mix
Business closures
Other intercompany eliminations
Sales Q3 2016 YTD

42
39
81
13
12
9
8
5
(8)
120
(11)
(46)
63
Q3 2015 YTD Operating income
Depreciation & amortization
Spécific items
Q3 2015 YTD OIBD 4
Selling price & mix
Raw materials 1
Energy
Volume
F/X CAN$ 2
Business closures
Other costs 3
Q3 2016 YTD OIBD 4
Spécific items
Depreciation & amortization
Q3 2016 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first nine months of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

40

Q3 2015 YTD	Q3 2016 YTD	Change in %

Shipments[1] ('000 s.t.)		3%
452	464

Average Selling Price
(CAN$/unit)
2,021	2,126	5%
(US$/unit)
1,604	1,607	—

Sales ($M)		8%
914	986

Operating income ($M)
(as reported)
42	63	50%

(adjusted)		76%
42	74

OIBD ($M)
(as reported)
81	109	35%
% of sales
9%	11%

(adjusted)
81	120	48%
% of sales
9%	12%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 12,000 s.t. to 464,000 s.t. in the first nine months of 2016, up 3% compared to shipments of 452,000 s.t. in the same period of 2015. Year-over-year external manufacturing shipments decreased by 2,000 s.t., or 1%, to 147,000 s.t. in the first nine months of 2016, largely driven by higher internal demand for parent rolls. Converting shipments increased by 14,000 s.t. to 317,000 s.t. in the first nine months of 2016, 5% above the 303,000 s.t. shipped in the same period of 2015. Converted shipments increased in all markets.

The total average selling price went up by $105, or 5% year-over-year, to $2,126 per s.t. in the first nine months of 2016. The 5% depreciation of the Canadian dollar against the U.S. dollar was an important contributor to the increase in the average selling price. Price increases announced during the second half of 2015 in both the Away-From-Home and Consumer Products segments, combined with a favourable product mix positively impacted our year-over-year results, and more than offset a reduction in the parent roll market price. The average selling price also benefited from a favourable proportion of converted products sold.

As a result, year-over-year sales from the Tissue Papers Group increased by $72 million, or 8%, to $986 million in the first nine months of 2016. The sales increase reflects a $36 million favourable impact from the 5% depreciation of the Canadian dollar against the U.S. dollar, a $23 million positive impact related to volume, and the higher average selling price, as explained above, which contributed an additional $13 million to sales during the period.

Adjusted operating income of $74 million for the first nine months of 2016, was $32 million above the $42 million generated in the same period of 2015. This significant year-over-year improvement is due to a combination of several factors: higher volumes generated $8 million, the favourable impact of the Canadian dollar depreciation contributed $5 million, lower energy costs added $9 million, and an improved spread (raw materials and selling price) generated $25 million of additional operating income in the first nine months of 2016. These improvements were partially offset by $7 million of additional depreciation expense, and additional production costs of $8 million.

In the first nine months of 2016, the Tissue Papers Group incurred impairment charges of $4 million related to the revaluation of some equipment following the closure of its Toronto converting plant during the second quarter. The Group also recorded a $3 million provision for an onerous lease contract and incurred $4 million of severance costs in the first nine months of 2016 for this same plant.

41

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents		37	60
Accounts receivable		587	540
Current income tax assets		14	30
Inventories		474	494
Financial assets	7	1	1
		1,113	1,125
Long-term assets
Investments in associates and joint ventures		318	322
Property, plant and equipment		1,585	1,608
Intangible assets with finite useful life		173	174
Financial assets	7	15	12
Other assets		46	80
Deferred income tax assets		185	181
Goodwill and other intangible assets with indefinite useful life		350	346
		3,785	3,848
Liabilities and Equity
Current liabilities
Bank loans and advances		32	37
Trade and other payables		589	613
Current income tax liabilities		1	1
Current portion of long-term debt	6	36	34
Current portion of provisions for contingencies and charges		13	5
Current portion of financial liabilities and other liabilities	7	14	37
		685	727
Long-term liabilities
Long-term debt	6	1,594	1,710
Provisions for contingencies and charges		28	34
Financial liabilities	7	33	47
Other liabilities		193	178
Deferred income tax liabilities		211	189
		2,744	2,885
Equity attributable to Shareholders
Capital stock		486	490
Contributed surplus		16	17
Retained earnings		481	387
Accumulated other comprehensive loss		(36)	(27)
		947	867
Non-controlling interest		94	96
Total equity		1,041	963
		3,785	3,848
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF EARNINGS

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	NOTE	2016	2015	2016	2015
Sales		1,021	1,026	3,022	2,886
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $48 million for 3-month period (2015 — $45 million) and $142 million for 9-month period (2015 — $133 million))		859	850	2,539	2,435
Selling and administrative expenses		105	88	296	262
Gain on acquisitions, disposals and others	5	—	(1)	(4)	(1)
Impairment charges and restructuring costs	5	5	6	14	10
Foreign exchange gain		—	(3)	—	(5)
Loss (gain) on derivative financial instruments		2	9	(11)	19
		971	949	2,834	2,720
Operating income		50	77	188	166
Financing expense		23	22	67	69
Interest expense on employee future benefits		1	2	4	5
Loss on refinancing of long-term debt		—	—	—	19
Foreign exchange loss (gain) on long-term debt and financial instruments		7	36	(35)	68
Share of results of associates and joint ventures		(10)	(22)	(25)	(31)
Earnings before income taxes		29	39	177	36
Provision for income taxes		9	13	43	17
Net earnings including non-controlling interest for the period		20	26	134	19
Net earnings attributable to non-controlling interest		—	4	3	8
Net earnings attributable to Shareholders for the period		20	22	131	11
Net earnings per common share
Basic		$0.21	$0.24	$1.38	$0.12
Diluted		$0.21	$0.23	$1.35	$0.11
Weighted average basic number of common shares outstanding		94,415,335	94,408,164	94,783,533	94,281,260
Weighted average number of diluted common shares		96,549,758	96,298,093	96,839,256	95,972,859
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Net earnings including non-controlling interest for the period	20	26	134	19
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	16	47	(37)	86
Change in foreign currency translation related to net investment hedging activities	(11)	(38)	34	(78)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	—	—	2
Change in fair value of commodity derivative financial instruments	—	(1)	6	1
Available-for-sale financial assets	(1)	—	(3)	2
Share of other comprehensive income (loss) of associates	—	3	(9)	11
Income taxes	2	5	(3)	6
	6	16	(12)	30
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	3	(1)	(31)	9
Income taxes	(1)	—	8	(3)
	2	(1)	(23)	6
Other comprehensive income (loss)	8	15	(35)	36
Comprehensive income including non-controlling interest for the period	28	41	99	55
Comprehensive income attributable to non-controlling interest for the period	2	11	—	14
Comprehensive income attributable to Shareholders for the period	26	30	99	41
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	131	—	131	3	134
Other comprehensive loss	—	—	(23)	(9)	(32)	(3)	(35)
	—	—	108	(9)	99	—	99
Dividends	—	—	(12)	—	(12)	—	(12)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	(2)	(2)	—	(8)	—	(8)
Dividends paid to non-controlling interest and acquisition of non-controlling interest	—	—	—	—	—	(2)	(2)
Balance - End of period	486	16	481	(36)	947	94	1,041

	For the 9-month period ended September 30, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income
Net earnings	—	—	11	—	11	8	19
Other comprehensive income	—	—	6	24	30	6	36
	—	—	17	24	41	14	55
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	1	1	—	—	2	—	2
Acquisition of non-controlling interest	—	—	(2)	—	(2)	—	(2)
Balance - End of period	484	19	458	(38)	923	124	1,047
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2016	2015	2016	2015
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period		20	22	131	11
Adjustments for:
Financing expense and interest expense on employee future benefits		24	24	71	74
Loss on refinancing of long-term debt		—	—	—	19
Depreciation and amortization		48	45	142	133
Gain on acquisitions, disposals and others	5	—	(1)	(5)	(1)
Impairment charges and restructuring costs	5	5	6	6	7
Unrealized loss (gain) on derivative financial instruments		—	7	(19)	14
Foreign exchange loss (gain) on long-term debt and financial instruments		7	36	(35)	68
Provision for income taxes		9	13	43	17
Share of results of associates and joint ventures		(10)	(22)	(25)	(31)
Net earnings attributable to non-controlling interest		—	4	3	8
Net financing expense paid		(38)	(29)	(85)	(85)
Premium paid on long-term debt refinancing		—	—	—	(13)
Net income taxes received (paid)		2	(3)	10	(10)
Dividend received		3	7	12	11
Employee future benefits and others		(2)	1	(18)	(7)
		68	110	231	215
Changes in non-cash working capital components		22	(21)	(37)	(68)
		90	89	194	147
Investing activities from continuing operations
Investments in associates and joint ventures		—	—	(2)	—
Payments for property, plant and equipment		(23)	(31)	(125)	(113)
Proceeds on disposals of property, plant and equipment		1	2	3	3
Change in intangible and other assets		6	(2)	16	(5)
Business acquisition	4	—	—	(15)	—
		(16)	(31)	(123)	(115)
Financing activities from continuing operations
Bank loans and advances		(2)	2	(4)	(18)
Change in revolving credit facilities		(51)	(40)	(47)	(29)
Issuance of senior notes, net of related expenses		—	—	—	300
Repayment of senior notes		—	—	—	(305)
Increase (decrease) in other long-term debt		(4)	15	11	43
Payments of other long-term debt		(5)	(17)	(31)	(38)
Issuance (redemption) of common shares		—	—	(8)	1
Dividends paid to non-controlling interest and acquisition of non-controlling interest		—	(2)	(1)	(2)
Dividends paid to the Corporation’s Shareholders		(4)	(3)	(12)	(11)
		(66)	(45)	(92)	(59)
Change in cash and cash equivalents during the period from continuing operations		8	13	(21)	(27)
Change in cash and cash equivalents during the period from discontinued operations		—	(3)	—	33
Net change in cash and cash equivalents during the period		8	10	(21)	6
Currency translation on cash and cash equivalents		—	—	(2)	(1)
Cash and cash equivalents - Beginning of period		29	24	60	29
Cash and cash equivalents - End of period		37	34	37	34
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2015.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	356	353	1,034	975
Boxboard Europe	189	205	605	623
Specialty Products	158	151	464	432
Intersegment sales	(16)	(15)	(45)	(40)
	687	694	2,058	1,990
Tissue Papers	342	341	986	914
Intersegment sales and others	(8)	(9)	(22)	(18)
	1,021	1,026	3,022	2,886

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	57	71	172	178
Boxboard Europe	9	14	40	48
Specialty Products	18	12	52	36
	84	97	264	262
Tissue Papers	42	43	109	81
Corporate	(28)	(18)	(43)	(44)
Operating income before depreciation and amortization	98	122	330	299
Depreciation and amortization	(48)	(45)	(142)	(133)
Financing expense and interest expense on employee future benefits	(24)	(24)	(71)	(74)
Loss on refinancing of long-term debt	—	—	—	(19)
Foreign exchange gain (loss) on long-term debt and financial instruments	(7)	(36)	35	(68)
Share of results of associates and joint ventures	10	22	25	31
Earnings before income taxes	29	39	177	36

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	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	1	12	26	30
Boxboard Europe	7	6	20	12
Specialty Products	7	5	19	9
	15	23	65	51
Tissue Papers	14	8	47	47
Corporate	4	—	21	4
Total acquisitions	33	31	133	102
Proceeds on disposals of property, plant and equipment	(1)	(2)	(3)	(3)
Capital-lease acquisitions and included in other debts	(6)	(1)	(17)	(1)
	26	28	113	98
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	7	9	20	20
End of period	(11)	(8)	(11)	(8)
Payments for property, plant and equipment net of proceeds on disposals	22	29	122	110

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NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the 3-month and 9-month periods ended September 30, 2016
(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on November 10, 2016.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2015. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by Management in applying the Corporation’s accounting policies and the key sources of information were the same as the ones applied to the audited consolidated financial statements for the year ended December 31, 2015.

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NOTE 4
BUSINESS ACQUISITION

On May 31, 2016, the Containerboard Packaging Group purchased from Rand-Whitney Container LLC its corrugated products plant located in Newtown, Connecticut. A total consideration of $18 million was paid by the Corporation and consisted of $15 million (US$12 million) in cash and certain assets of our corrugated containerboard plant located in Thompson, Connecticut, valued at $3 million. The excess of the consideration paid over the net fair value of the assets acquired resulted in a deductible goodwill of $7 million and has been allocated to Containerboard Packaging Group Cash Generating Unit (“CGU"). This acquisition is expected to create synergies. The purchase price is final as at September 30, 2016.

Assets acquired were as follows:

(in millions of Canadian dollars)		2016
	BUSINESS SEGMENT:	CONTAINERBOARD PACKAGING
	ACQUIRED COMPANY:	Rand-Whitney Newtown Plant
Fair values of identifiable assets acquired :
Property, plant and equipment		10
Client list		1
Goodwill		7
		18

Cash paid		15
Fair market value of assets exchanged		3
Total consideration		18

On a stand-alone basis, Newtown, since the date of acquisition, represents sales amounting to $4 million and the contribution to net earnings attributable to Shareholders is nil. Had the acquisition occurred on January 1, 2016, consolidated sales would have been $41 million higher and consolidated net earnings attributable to Shareholders $1 million greater for the 9-month period ended September 30, 2016. These estimates are based on the assumption that fair value adjustments made as at the acquisition date would have been the same had the acquisition occurred on January 1, 2016.

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NOTE 5
GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first nine months of 2016, the Corporation recorded the following gain:

	For the 3-month period ended September 30,	For the 9-month period ended September 30,
(in millions of Canadian dollars)	2016	2016
Gain on disposal of assets	—	(4)

In the second quarter, the Specialty Products Group recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

In the first nine months of 2016, the Corporation recorded the following impairment charges (reversal) and restructuring costs (gain):

	For the 3-month period ended September 30, 2016		For the 9-month period ended September 30, 2016
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges (reversal)	Restructuring costs (gain)
Containerboard Packaging Group	—	—	2	(1)
Boxboard Europe Group	—	—	—	2
Specialty Product Group	—	—	(1)	1
Tissue Papers Group	2	3	4	7
	2	3	5	9

In the third quarter, the Tissue Papers Group incurred impairment charges of $2 million related to the revaluation of some equipments following the closure of its Toronto converting plant in the second quarter. The Group also recorded a $3 million provision for an onerous lease as a consequence of the closure.

In the second quarter, the Containerboard Packaging Group recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. In the same quarter, the Group recorded a $2 million impairment charge on assets from the converting plant in Connecticut that were not part of the transfer in relation to the Rand-Whitney Newtown plant acquisition.

In the second quarter, the Boxboard Europe Group recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary.

In the second quarter, the Specialty Products Group recorded restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The Group also sold a piece of land related to a closed plant and recorded a $1 million reversal of impairment.

In the second quarter, the Tissue Papers Group incurred $4 million of severance costs following the transfer of the converting operations of the Toronto plant to other Tissue Papers Group sites. This transfer resulted in impairment charges of $2 million due to the revaluation of some equipments that were not transferred.

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NOTE 6
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	September 30, 2016	December 31, 2015
Revolving credit facility, weighted average interest rate of 2.28% as at September 30, 2016, consists of $4 million; US$141 million and €(1) million (December 31, 2015 - $(11) million; US$151 million and €27 million)	2019	187	238
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	721	761
5.75% Unsecured senior notes of US$250 million	2023	328	346
Other debts of subsidiaries		70	61
Other debts without recourse to the Corporation		89	106
		1,645	1,762
Less: Unamortized financing costs		15	18
Total long-term debt		1,630	1,744
Less:
Current portion of debts of subsidiaries		13	10
Current portion of debts without recourse to the Corporation		23	24
		36	34
		1,594	1,710

As at September 30, 2016, the long-term debt had a fair value of $1,677 million (December 31, 2015 – $1,729 million).

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NOTE 7
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)
The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation’s investment in Junex Inc., which is listed on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value as at September 30, 2016, and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management’s estimates of assumptions that market participants would use in pricing the asset or liability.
The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.
For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at September 30, 2016
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	2	—	2	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	15	—	15	—
	18	1	17	—
Financial liabilities
Derivative financial liabilities	(44)	—	(44)	—
	(44)	—	(44)	—

			As at December 31, 2015
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	2	—	2	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	13	—	13	—
	16	1	15	—
Financial liabilities
Derivative financial liabilities	(79)	—	(79)	—
	(79)	—	(79)	—

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This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken, MBA
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 1-514-282-2697 Fax: 1-514-282-2624	Kingsey Falls (Québec) J0A 1B0
www.cascades.com/investors, investisseur@cascades.com	Canada

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